

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Lawrence Wexler
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, Kentucky 40229

Re: **Turning Point Brands, Inc.**
Registration Statement on Form S-3
Filed August 3, 2020
File No. 333-333-240310

Dear Mr. Wexler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brett Nadritch